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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                NETTAXI.COM, INC.
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                                (Name of Issuer)




                    Common Stock, $0.001 Par Value Per Share
                    ----------------------------------------
                         (Title of Class of Securities)



                                    64115G102
                    ----------------------------------------
                                 (CUSIP Number)



              Michael Gardner, c/o Baytree Capital Associates, LLC,
          40 Wall Street, 58th floor, New York, NY 10005 (212) 509-1700
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                December 14, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


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                                 SCHEDULE 13D/A

CUSIP No. 64115G102                                             Page 2 of 4 Page

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Michael Gardner       SS# ###-##-####
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                        (b)  /x/
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3        SEC USE ONLY
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4        SOURCE OF FUNDS

                                       OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)   / /
                                 Not Applicable
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States

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Number of               7        SOLE VOTING POWER
Shares Owned                     2,914,600 of 2,914,600 shares beneficially
By Each                          owned in the aggregate
Reporting
Person
With
                       ---------------------------------------------------------
                        8        SHARED VOTING POWER
                                 Not applicable
                       ---------------------------------------------------------
                        9        SOLE DISPOSITIVE POWER
                                 2,914,600 of 2,914,600 shares beneficially owned in the aggregate

                       ---------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                 Not applicable
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,914,600 shares
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                       / /
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      6.55%
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14        TYPE OF REPORTING PERSON
                            IN
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Item 1.  Security and Issuer.

         This statement on Schedule 13D/A (the "Statement") relates to the common stock, $0.001 par value per share of Netttaxi.com, Inc. a Nevada corporation, with its principal executive offices at 1696 Dell Avenue, Campbell, CA 95008.

Item 2.  Identity and Background.

         This Statement is being filed by Michael Gardner, whose business address is 40 Wall Street, 58th floor, New York, NY 10005 c/o Baytree Capital Associates, LLC. During the last five years Mr. Gardner has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Mr. Gardner is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         All purchases of common stock of Nettaxi.com, Inc. made by Mr. Gardner were made using personal funds. As of the Date of Event which required the filing of this Statement, December 14, 2000, Mr. Gardner had used approximately $1,644,650 of his personal funds to purchase Nettaxi.com, Inc. common stock. Subsequent to December 14, 2000 and as of February 23, 2001, Mr. Gardner has used approximately $50,377 of his personal funds to purchase 275,000 additional shares of Nettaxi.com, Inc. common stock. No other funds or other consideration were used in making such purchases.

          On October 30, 2000, Mr. Gardner acquired warrants to purchase 350,000 shares of Nettaxi.com, Inc. common stock for $.35 per share. The aforementioned warrants were granted on October 30, 2000 in connection with services rendered by Mr. Gardner pursuant to a consulting agreement by and between Mr. Gardner and Nettaxi.com, Inc (see Item 6 below).

Item 4.  Purpose of Transaction.

         All Nettaxi.com, Inc. securities owned by Mr. Gardner have been acquired by Mr. Gardner for investment purposes only.

Item 5.  Interest in Securities of the Issuer.

         As of the Date of the Event which required the filing of this Statement, December 14, 2000, Mr. Gardner owned 1,209,800 shares of Nettaxi.com, Inc. common stock and warrants to purchase 1,079,800 shares of Nettaxi.com, Inc. common stock, exercisable as of February 28, 2000, at an exercise price of $4.00 per share and 350,000 warrants to purchase Nettaxi.com, Inc. common stock, exercisable as of October 30, 2000, at an exercise price of $.35 per share. The Nettaxi.com, Inc. securities owned by Mr. Gardner as of Decmber 14, 2000 represented approximately 6.0% of the issued and outstanding shares of Nettaxi.com, Inc. common stock. Since December 14, 2000 and as of February 23, 2001, Mr. Gardner has acquired an additional 275,000 shares of Nettaxi.com, Inc.


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common stock. Mr. Gardner's current ownership of Nettaxi.com, Inc. securities represents approximately 6.5% of the issued and outstanding shares of Nettaxi.com, Inc. common stock.

         Mr. Gardner had sole power to vote and dispose of each of the 1,484,800 shares of Nettaxi.com, Inc. common stock beneficially owned by him and the sole power to dispose of the 1,429,800 warrants to purchase Nettaxi.com, Inc. common stock held in Mr. Gardner's name. In the sixty days prior to the date of this filing Mr. Gardner engaged in the following transactions involving Nettaxi.com, Inc. common stock:


(A) On December 13, 2000, Mr. Gardner Purchased 80,000 shares of Nettaxi.com, Inc. common stock at a purchase price of .1833.

The purchase was effected through a brokerage account held in Mr. Gardner's name.


(B) On December 14, 2000, Mr. Gardner Purchased 50,000 shares of Nettaxi.com, Inc. common stock at a purchase price of .2056

The purchase was effected through a brokerage account held in Mr. Gardner's name.


(C) On December 18, 2000, Mr. Gardner Purchased 40,000 shares of Nettaxi.com, Inc. common stock at a purchase price of .2105

The purchase was effected through a brokerage account held in Mr. Gardner's name.


(D) On December 20, 2000, Mr. Gardner Purchased 60,000 shares of Nettaxi.com, Inc. common stock at a purchase price of .2005

The purchase was effected through a brokerage account held in Mr. Gardner's name.


(E) On December 21, 2000, Mr. Gardner Purchased 50,000 shares of Nettaxi.com, Inc. common stock at a purchase price of .1856

The purchase was effected through a brokerage account held in Mr. Gardner's name.


(F) On December 21, 2000, Mr. Gardner Purchased 10,000 shares of Nettaxi.com, Inc. common stock at a purchase price of .1750

The purchase was effected through a brokerage account held in Mr. Gardner's name.


(G) On December 28, 2000, Mr. Gardner Purchased 50,000 shares of Nettaxi.com, Inc. common stock at a purchase price of .1606

The purchase was effected through a brokerage account held in Mr. Gardner's name.


(H) On December 28, 2000, Mr. Gardner Purchased 50,000 shares of Nettaxi.com, Inc. common stock at a purchase price of .1556

The purchase was effected through a brokerage account held in Mr. Gardner's name.


(I) On December 29, 2000, Mr. Gardner Purchased 5,000 shares of Nettaxi.com, Inc. common stock at a purchase price of .1500


The purchase was effected through a brokerage account held in Mr. Gardner's name.
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The purchase was effected through a brokerage account held in Mr. Gardner's name.


(J) On January 5, 2001, Mr. Gardner Purchased 5,000 shares of Nettaxi.com, Inc. common stock at a purchase price of .2000

The purchase was effected through a brokerage account held in Mr. Gardner's name.


(K) On January 8, 2001, Mr. Gardner Purchased 5,000 shares of Nettaxi.com, Inc. common stock at a purchase price of .1800

The purchase was effected through a brokerage account held in Mr. Gardner's name.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On October 30, 2000, Mr. Gardner entered into a consulting agreement with Nettaxi.com, Inc. whereby Mr. Gardner agreed to render consulting advice to Nettaxi.com, Inc. with respect to financial, corporate and general business development matters (the "Consulting Agreement"). In consideration for services rendered by Mr. Gardner pursuant to the Consulting Agreement, Nettaxi.com, Inc. issued to Mr. Gardner warrants to purchase 350,000 shares of Nettaxi.com, Inc. common stock at an exercise price of $.35 per share.


Item 7.  Material to be Filed as Exhibits.

         Attached hereto is Exhibit 1, the Consulting Agreement by and between Mr. Gardner and Nettaxi.com, Inc. dated October 30, 2000.



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 23, 2001
                                                          /s/ Michael Gardner
                                                          -------------------
                                                          Michael Gardner


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